STATE OF CONNECTICUT
                      DEPARTMENT OF PUBLIC UTILITY CONTROL
                               TEN FRANKLIN SQUARE
                              NEW BRITAIN, CT 06051



DOCKET NO. 99-08-0999-08-09     JOINT APPLICATION OF ENERGY EAST CORPORATION AND
                                CTG  RESOURCES, INC. FOR APPROVAL OF A CHANGE OF
                                CONTROL  JOINT  APPLICATION  OF  ENERGY  EAST
                                CORPORATION AND CTG RESOURCES, INC. FOR APPROVAL
                                OF  A  CHANGE  OF  CONTROL



                                January 19, 2000

                         By the following Commissioners:


                             Glenn  Arthur
                             Jack  R.  Goldberg
                             Linda  Kelly  Arnold



                                    DECISION
                                    --------

                                TABLE OF CONTENTS

I.   INTRODUCTION. . . . . . . . . . . . . . . . . . . . . . . . .   1
     A. Summary. . . . . . . . . . . . . . . . . . . . . . . . . .   1
     B. Background of the Proceeding . . . . . . . . . . . . . . .   1
     C. Conduct of the Proceeding. . . . . . . . . . . . . . . . .   1
     D. Parties and Intervenors. . . . . . . . . . . . . . . . . .   2
     E. Public Comment . . . . . . . . . . . . . . . . . . . . . .   2
II.  APPLICANTS' EVIDENCE. . . . . . . . . . . . . . . . . . . . .   2
     A. Description of Energy East Corporation . . . . . . . . . .   2
     B. Description of CTG Resources, Inc. and Its Subsidiaries. .   3
        1. Connecticut Natural Gas Corporation . . . . . . . . . .   3
        2. The Energy Network, Inc.. . . . . . . . . . . . . . . .   3
     C. Description of the Transaction . . . . . . . . . . . . . .   4
        1. Merger Transaction. . . . . . . . . . . . . . . . . . .   4
        2. Valuation Methodology and Value . . . . . . . . . . . .   5
     D. Financial, Technological and Managerial Criteria . . . . .   7
        1. Pro Forma Financials. . . . . . . . . . . . . . . . . .   7
        2. Dividend Payments . . . . . . . . . . . . . . . . . . .   9
III. DEPARTMENT ANALYSIS . . . . . . . . . . . . . . . . . . . . .   9
     A. Financial Suitability of Energy East . . . . . . . . . . .  10
     B. Technological and Managerial Suitability of Energy East. .  11
     C. Safe, Adequate and Reliable Service. . . . . . . . . . . .  12
     D. Transaction Negotiations and Price . . . . . . . . . . . .  14
     E. Goodwill and Acquisition Premium . . . . . . . . . . . . .  15
     F. Transaction Costs. . . . . . . . . . . . . . . . . . . . .  17
     G. Competitive Market Issues. . . . . . . . . . . . . . . . .  18
     H. Accounting Issues and Synergies. . . . . . . . . . . . . .  19
     I. Rate Plan Alternative. . . . . . . . . . . . . . . . . . .  20
IV.  FINDINGS OF FACT. . . . . . . . . . . . . . . . . . . . . . .  20
V.   CONCLUSION AND ORDERS . . . . . . . . . . . . . . . . . . . .  22
     A. Conclusion . . . . . . . . . . . . . . . . . . . . . . . .  22
     B. Orders . . . . . . . . . . . . . . . . . . . . . . . . . .  23

                                    DECISION

I.     INTRODUCTION

A.     SUMMARY

     In this Decision, pursuant to S 16-47 of the General Statutes of Connecticut and Sections 16-1-65A and 16-1-65B of the Regulations of Connecticut State Agencies, the Department of Public Utility Control approves the joint application of Energy East Corporation to acquire control of the CTG Resources, Inc. The Connecticut Natural Gas Corporation is a subsidiary of CTG Resources,
Inc. The Department found that Energy East Corporation has the financial, technological and managerial suitability and responsibility to control a public service company. In addition, Energy East Corporation is found to be able to provide safe, adequate and reliable service to the public through the public utilities' plant, equipment and manner of operation.

B.     BACKGROUND  OF  THE  PROCEEDING

     By joint application dated August 11, 1999 (Application), filed with the Department of Public Utility Control (Department) pursuant to S16-47 of the General Statutes of Connecticut (Conn Gen. Stat) and SS16-1-65A and 16-1-65B of the Regulations of Connecticut State Agencies (Conn. Agencies Regs.), Energy East Corporation (EEC or Energy East) and CTG Resources, Inc. (CTG; jointly, Applicants) requested that the Department approve the change of control of CTG to EEC (Merger). According to the Application, the proposed change of control transaction is structured as a merger of Oak Merger Co. (OMC) and CTG. CTG would merge into Oak Merger Co. with Oak Merger Co. being the surviving company. Oak Merger Co. would be renamed CTG Resources, Inc., and would continue to conduct utility operations as a direct, wholly-owned, first tier subsidiary of EEC with Connecticut Natural Gas Corporation (CNG) becoming an indirect, wholly-owned subsidiary of EEC after the merger is completed. The transaction would not be a merger of public service companies. Application, p. 4.

C.     CONDUCT  OF  THE  PROCEEDING

     By Notice of Hearing dated August 30, 1999, and pursuant to Conn. Gen. Stat S16-47, a public hearing was held in this matter on September 10, 1999, at the Department's offices, Ten Franklin Square, New Britain, Connecticut. The hearing continued at the same location on October 21, 22, and November 16, 1999, at which time it was closed.

     The Department issued a draft Decision in this matter on January 5, 2000. All parties were provided an opportunity to file written exceptions to and present oral arguments on the draft Decision.

                                             Docket No. 99-08-09          Page 2

D.     PARTIES  AND  INTERVENORS

     The Department recognized Energy East Corporation, P.O. Box 1196, Stamford, Connecticut 06904-1196; CTG Resources, Inc. and Connecticut Natural Gas Corporation, P.O. Box 1500, Hartford, Connecticut 06144-1500; and the Office of Consumer Counsel, Ten Franklin Square, New Britain, Connecticut 06051, as parties to the proceeding. The Connecticut Independent Utility Workers Local 12924 requested and was granted intervenor status.

E.     PUBLIC  COMMENT

     There were no written or oral comments from the public regarding this merger.

II.     APPLICANTS'  EVIDENCE

A.     DESCRIPTION  OF  ENERGY  EAST  CORPORATION

     Energy East, a New York corporation, is an exempt public utility holding company under the Public Utilities Holding Act of 1935 (PUHCA). Energy East was formed in 1997 as part of a comprehensive regulatory restructuring plan for New York State Electric and Gas (NYSEG) and became the parent of NYSEG on May 1, 1998. Energy East is an energy delivery, products and services holding company with subsidiary operations in New York, Massachusetts, Maine, New Hampshire, Vermont and New Jersey, and has corporate offices in New York and, since June 1999, in Stamford, Connecticut. Energy East's nonutility subsidiaries include Xenergy Enterprises, Inc. and Energy East Enterprises, Inc., which invest in energy ventures and are providers of energy and telecommunications services. As a holding company, Energy East neither owns nor operates any physical properties. Application, pp. 8-10.

     Energy East's principal subsidiary, NYSEG, is a public utility company engaged primarily in purchasing, transmitting/transporting and distributing electricity and natural gas. As part of its corporate strategy of exiting the base load power generation business, it recently completed a divestiture of all of its coal-fired electric generation facilities. Additionally, NYSEG recently agreed to sell its 18% non-operating interest in the Nine Mile Point 2 nuclear plant located in Oswego, New York. This transaction is expected to close early in 2000. NYSEG's service territory, 99% of which is located outside the corporate limits of cities, is in the central, eastern and western parts of the state of New York. NYSEG serves approximately 817,000 electric and 243,000 natural gas customers. During 1996 through 1998, approximately 84% of NYSEG's operating revenues were derived from electric service with the balance derived from natural gas service. Application, p. 9.

     Energy East also announced a merger with CMP Group, Inc., the Maine-based parent company of Central Maine Power Company (Central Maine). Upon final approval of that merger, Energy East would gain control of Central Maine, which serves 530,000 electric customers in central and southern Maine. The transaction values CMP Group common equity at approximately $957 million and includes the assumption of $271 million in preferred stock and long-term debt. Application, pp. 10-11.

                                             Docket No. 99-08-09          Page 3

     In  the  Decision  dated  December  16, 1999, in Docket No. 99-07-20, Joint
                                                                           -----
Application  of  Energy  East Corporation and Connecticut Energy Corporation for
    ----------------------------------------------------------------------------
Approval of Change of Control, the Department approved Energy East's merger with
  ---------------------------
Connecticut Energy Corporation (CEC). In that merger, Energy East gained control of The Southern Connecticut Gas Company (SCG), which serves approximately 158,000 customers in 22 municipalities in Connecticut. The transaction values CEC common equity at approximately $436 million and includes the assumption of $150 million in long-term debt. The Applicants stated that the merger with CEC would have no adverse effect on Energy East's merger with CTG. EEC's consolidated 1998 adjusted revenues were $2,499,418,000, with a net income of $194,205,000. Application, p. 10.

B.     DESCRIPTION  OF  CTG  RESOURCES,  INC.  AND  ITS  SUBSIDIARIES

     CTG, a Connecticut corporation, is an exempt public utility holding company from the registration requirement of PUHCA, and as such, neither owns nor operates any significant physical properties. CTG has two direct, wholly-owned subsidiaries, CNG and The Energy Network (TEN), whose operations are described below. CTG is engaged, through its subsidiaries, in retail marketing of natural gas and steam and chilled water in Connecticut. CTG's operating revenues totaled approximately $282,748,000 for the fiscal year ended September 30, 1998, with a consolidated net income for the same period of $15,135,000. Application, pp. 11-12.

1.     CONNECTICUT  NATURAL  GAS  CORPORATION

     CNG, a Connecticut public service company wholly-owned by CTG, is primarily engaged in the retail distribution of natural gas for residential, commercial, and industrial uses and the transportation of natural gas for commercial and industrial uses. CNG's predecessor, The Hartford City Gas Light Company (renamed The Hartford Gas Company in 1927), was originally incorporated in Connecticut in 1848. CNG was formed in 1968 as a result of the merger of The New Britain Gas Light Company with The Hartford Gas Company. In 1974, The Greenwich Gas Company was merged into CNG. CNG serves approximately 143,000 customers in Connecticut. It has one subsidiary, CNG Realty Corp., which owns CNG's operating and administrative center in Hartford, which is leased to CNG. Application, p. 11.

2.     THE  ENERGY  NETWORK,  INC.

     The unregulated businesses of CTG are conducted through TEN and its wholly-owned subsidiaries, The Hartford Steam Company (HSC), Ten Transmission Company (TEN Transmission), ENI Gas Services, Inc. (ENI Gas), and TEN Gas Services, Inc. (TEN Gas). TEN and HSC provide district heating and cooling services to many buildings and complexes in Hartford. TEN also offers energy equipment rentals to residential customers. TEN Transmission holds CTG's 4.87% share in the Iroquois Pipeline. TEN Gas and ENI Gas formerly owned a natural gas marketer, but have sold the assets of that company and are winding down their businesses. Application, pp. 11-12.

                                             Docket No. 99-08-09          Page 4

C.     DESCRIPTION  OF  THE  TRANSACTION

1.     MERGER  TRANSACTION

     On June 29, 1999, the Applicants proposed a Merger Agreement whereby CTG would merge with EEC. Under the Merger, CTG would merge into OMC with OMC being the surviving company. OMC would then be renamed CTG Resources, Inc. and would continue to conduct utility operations, as a direct, wholly-owned subsidiary of EEC after the merger is completed. Application, p. 4; Exhibit 1, p. 1 and
Exhibit 2, p. 28; Tr. 10/22/99, pp. 326-332. As a result of the Merger, CTG would become a wholly-owned subsidiary of EEC and CNG would become an indirect, wholly owned subsidiary of EEC.

     On August 26, 1999, CTG mailed a copy of the Proxy Statement/Prospectus to its shareholders of record as of August 23, 1999. Application, Exhibit 2. The Proxy Statement publicized the Merger to investors and CTG's shareholders and contained a Notice of Special Meeting of Shareholders to be Held on October 18,
             -------------------------------------------------------------------
1999.  The purpose of the Special Meeting was to obtain shareholder approval for
----
the  Merger.  Application,  Exhibit  2.

     A copy of the Merger Agreement was filed with the Application as Exhibit 1 and was updated in Exhibit 2, the Definitive Proxy Statement. EEC agreed to acquire all the regulated and unregulated subsidiaries of CTG. Upon completion of the proposed Merger, EEC would own 100% of CTG common equity and CTG would cease to be a public company with shareholders. EEC states that at the effective time of the merger, each outstanding share of CTG common stock would be converted into the right to receive (1) $41 in cash, or (2) a number of EEC common stock based upon an established Exchange Ratio, or (3) a combination of cash and EEC common stock depending on the share price of CTG.(1) The total transaction would comprise 55% cash and 45% stock. To the extent that cash or EEC stock elections were over-subscribed, CTG distributions to shareholders would be pro-rated. Application, pp. 16-17. Overall, the total value of the transaction to CTG's shareholders would be $354.6 million, which would consist of approximately $195 million in cash and approximately $160 million in common equity exchange. Application, Exhibit 2, pp. 1, 28 and 46; Exhibit 3, p. 8; Response to Interrogatory GA-61. The expected date of completion for the proposed transaction is mid-year of 2000. Response to Interrogatory GA-67.

-----------------------------
1. $41 divided by: (1) the EEC share price if the price is equal to or less than $30.13 or greater than $23.67, (2) $30.13 if EEC's share price is greater than $30.13, in which the Exchange Ratio equals 1.3609, or (3) $23.67 if EEC is less than $23.67, in which the Exchange Ratio equal 1.7320. Overall, the Exchange Ratio may range between 1.3609 and 1.7320 depending on EEC share price at the completion of the merger transaction. EEC's share price will be calculated as the average closing price for EEC as reported in the Wall Street Journal for the 20 days immediately preceding the second trading day prior to the effective merger date. Application, p. 17; Response to Interrogatory GA-44.

                                             Docket No. 99-08-09          Page 5

     EEC indicated that the Merger would not affect the Department's ability to regulate the operations of CNG. As part of the negotiated transaction, EEC would continue to employ CNG's current management, including the President and Chief Executive Officer, in Hartford. Application, p. 5; Response to Interrogatory GA-49. EEC would honor union contracts through their current negotiated date of December of 2001 and indicated that no employee layoffs are planned. Responses to Interrogatories GA-24 and GA-56; Tr. 10/22/99, pp. 333-342 and 407-408. EEC states that it has experience in work force retraining through its NYSEG affiliate. Tr. 10/22/99, pp. 339-342. EEC would more than double the current annual charitable contributions of $180,000 to $500,000, which ratepayers would not fund. EEC also intends to maintain CTG's Board of Directors (Board) as an Advisory Board responsible for local community issues. Application, pp. 5 and 25; Responses to Interrogatories GA-1, GA-3 and GA-10; Tr. 10/20/99, pp. 170-177.

     EEC indicated that it would account for the merger through the Purchase Method of Accounting (Purchase Method), which creates goodwill on the acquired company's balance sheet. The goodwill amount is equal to the difference between the purchase price, representing the fair market value of CTG, and recorded book value of CTG, representing CTG's historical cost. Application, Exhibit 2, p. 43 and Exhibit 3, p. 7; Response to Interrogatory GA-52. Based upon CTG's June 30, 1999, Securities and Exchange Commission (SEC) Form 10-Q, EEC would acquire CTG for approximately 2.65 times its book value.(2) Application, Exhibit 3, p. 8 and
Exhibit 7, p. 2. The Company indicated that EEC's negotiated purchase price for CTG is in line with prices other Local Distribution Companies (LDC) are obtaining in the market place based upon the analysis performed by PaineWebber, Inc (PaineWebber). Marquardt PFT, p. 3; Response to Interrogatory GA-62; Tr. 10/22/99, pp. 291-294.

2.     VALUATION  METHODOLOGY  AND  VALUE

     On or about June 25, 1998, CTG engaged PaineWebber to provide financial advisory services and to act as financial advisor in connection with a possible business combination. PaineWebber's services included making presentations to CTG's Board regarding utility mergers, providing advice to senior management regarding strategic alternatives such as a possible business combination, as well as providing a financial opinion as to whether or not this proposed merger consideration was fair to CTG's shareholders. Application, Exhibit 2, pp. 29, 31 and 36. PaineWebber recommended that from a financial point of view, the merger is fair to CTG's shareholders. This conclusion was based upon limiting assumptions and its review of the Company's financial reports, forecasts, and discussions with CTG's senior management. Application, Exhibit 2, pp. 36 and B-1; Response to Interrogatory GA-78.

     PaineWebber performed several financial analyses, discussed below, utilizing publicly available data and financial forecasts provided by CTG's management to render its opinion. These data include: Selected Comparable Public Company Analysis (Company Comparables), Comparable Mergers and Acquisitions Analysis, Discounted Cash Flow Analysis, Premiums Paid Analysis and Pro forma Merger Analysis. Application Exhibit 2, pp. 38-42; Tr. 11/3/99, pp. 440-458.

-----------------------------
2. Price over Book Value equals purchase price divided by book value of CTG (i.e., 2.65 = $354.6 million/$134 million.) Application, Exhibit 3, p. 8.

                                             Docket No. 99-08-09          Page 6

     PaineWebber's Company Comparables compared selected historical and projected financial, operating and stock market performance data of CTG and EEC to separate peer groups of comparable companies (i.e., a peer group of companies for CTG and for EEC). The comparable companies were selected based upon criteria including size, profitability, total revenue, growth and credit rating. PaineWebber believes that the Company Comparables analysis indicates that most of the valuation multiples for CTG and EEC implied by the merger are within the range of multiples PaineWebber calculated for the selected comparable companies.
(3) Application, Exhibit 2, pp. 39 and 40; Responses to Interrogatories to GA-70 (revised) and 71; Tr. 11/3/99, pp. 444-447.

     PaineWebber's Selected Comparable Mergers and Acquisition's Analysis calculated a range of multiples of total enterprise value to various measures of a target company's value.(4) PaineWebber feels the comparable transaction analysis indicates that most of the valuation multiples implied by the CTG merger are within the range of multiples it calculated for the selected comparable transactions.(5) APPLICATION, EXHIBIT 2, P. 41; RESPONSE TO INTERROGATORY GA-72; TR. 11/3/99, PP. 442-444.

     PAINEWEBBER'S DISCOUNTED CASH FLOW ANALYSIS (DCF) DISCOUNTED THE PRESENT VALUE OF CTG'S UNLEVERED AFTER-TAX CASH FLOWS PROJECTED OVER A FIVE-YEAR PERIOD AND ADDED A TERMINAL VALUE. BASED UPON EBITDA AND EBIT MULTIPLES, PAINEWEBBER BELIEVES THAT THE CTG MERGER IS WITHIN THE RANGE OF ACCEPTABLE MULTIPLES IMPLIED BY THE COMPARABLES ANALYSIS. APPLICATION, EXHIBIT 2, P. 41; RESPONSES TO INTERROGATORIES GA-73 AND GA-74; LATE FILED EXHIBIT NO. 9; TR. 11/3/99, PP. 452-453.

     PaineWebber's Premiums Paid Analysis shows that CTG's implied stock price premium was much higher than the average purchase price premium per share for 105 publicly-disclosed merger transactions that were announced prior to CTG's public announcement. Application, Exhibit 2, p. 41; Response to Interrogatory
GA-75. Lastly, PaineWebber's pro forma merger analysis indicated that the merger would result in dilution to EEC's Earnings Per Share (EPS) and accrete to its cash flow from operations. Application, Exhibit 2, p. 42; Responses to Interrogatories GA-68 and GA-76; Late Filed Exhibit No. 2; Tr. 10/20/99, pp. 157-159; Tr. 10/22/99, pp. 417-419; Tr. 11/16/99, pp. 665-669.

-----------------------------
3.  PaineWebber calculated the following comparable company valuation multiples:
    (1) Latest 12 month prior to the announcement of the transaction, earnings before interest, taxes, depreciation and amortization (LTM EBITDA); (2) LTM earnings before interest, taxes and depreciation (EBIT); (3) LTM Net Income;
    (4) Projected fiscal year 1999 EPS; (5) Projected fiscal year 2000 EPS; (6) LTM Cash Flow from Operations (CFO); and (7) Book Value of Equity. Application, Exhibit 2, pp. 38 and 39. PaineWebber's analysis indicates that CTG's book value of equity multiple is 1.62x and 2.12x dated 5/28/99 and 6/25/99, respectively, while the comparables companies' range is 1.38x to 2.08x. Application, Exhibit 2, p. 39. The analysis also indicates that EEC's book value of equity multiple is 2.01x dated 6/25/99 while the comparables companies' range is 1.36x to 2.33x. Application, Exhibit 2, p. 40. This analysis also indicates that EEC's projected fiscal years 1999 Earnings Per Share (EPS), is 15.1x while the comparables companies' range is 12.6x to 15.0x. Application, Exhibit 2, p. 40.
4. PaineWebber calculated the following comparable transaction valuation multiples: (1) LTM EBITDA; (2) LTM EBIT; (3) total customers; (4) LTM Net Income; (5) LTM Cash Flow from Operations (CFO); and (6) Book Value of Equity. Application, Exhibit 2, pp. 40 and 41. PaineWebber selected 13 comparable mergers and acquisitions including Northeast Utilities/Yankee Energy System, Inc., Energy East/Connecticut Energy, Eastern Enterprises/Colonial Gas Company and NIPSCO Industries, Inc./Bay State Gas Company. Application, Exhibit 2, p. 40.
5. PaineWebber's analysis indicates that CTG's total customers multiple is $3,912 while the comparables transaction range is $879 to $3,798. Application, Exhibit 2, p. 41.

                                             Docket No. 99-08-09          Page 7

D.     FINANCIAL,  TECHNOLOGICAL  AND  MANAGERIAL  CRITERIA

     EEC believes that it possesses the financial, technological and managerial ability to acquire CTG and to operate its regulated subsidiary CNG. Applicant Brief, pp. 9-13. Acting through its largest subsidiary, NYSEG, the Company states it has a fully experienced and capable staff that has made numerous regulatory filings before the New York Commission. Application, pp. 1 and 19; Responses to Interrogatories GA-31 and GA-35. EEC believes that the proposed merger would have a positive impact on CTG's customers and employees. EEC states that it is committed to introducing an innovative, new approach to ratemaking in Connecticut. Application, pp. 1-2; Response to Interrogatory GA-42. EEC indicates its competence is supported by its strong financial position. EEC provided its latest financial statements for the years 1998 and 1999.(6) Application, p. 18 and Exhibits 11-15. Additionally, CTG provided its latest audited and unaudited financial statements for CTG and CNG for the years 1998 and 1999. Application, Exhibits 4-7, pp. 18, and 20-22, and 27.(7) CTG also provided pro forma analyses incorporating its proposed acquisition into EEC's financial statements. Application, Exhibit 2, pp. 74-91; Late Filed Exhibit No. 6; Tr. 11/16/99, pp. 687-690.

1.     PRO  FORMA  FINANCIALS

     EEC believes that it has the ability to acquire CTG without significantly affecting its financial flexibility based upon the pro forma analyses performed by PaineWebber. CTG believes that the PaineWebber analysis indicates that its acquisition by EEC would not change its consolidated pro forma capital structure and leading financial credit ratios from premerger status. Additionally, CNG's capital structure and leading financial credit ratios would not change from their premerger status. Application, Exhibits 19-20, 24-25; Responses to Interrogatories, GA-59 and GA-60; Late Filed Exhibit No. 6; Tr. 10/22/99, pp. 297-304, 306; Tr. 11/16/99, pp. 687-689. CNG does not expect its credit rating or business risk to change as a result of the Merger. Responses to Interrogatory GA-4 and GA-6; Tr. 10/20/99, pp. 187-188 and 194-199.

     The table below provides the pro forma impact of the acquisition to EEC, CTG and CNG on an individual and combined basis.

-----------------------------
6. EEC provided balance sheets, income statements and the statement of cash flows from the following financial statements: SEC Form 10-K dated December 31, 1998; SEC Forms 10-Q dated March 31, 1999, and June 30, 1999; SEC Form
    8-K dated April 23, 1999; and the 1998 Annual Report to its shareholders valued at December 31, 1998.
7. CTG provided balance sheet, income statements and the statement of cash flows from the following financial statements: SEC Forms 10-K dated September 30, 1998, and June 29, 1999; SEC Forms 10-Q dated December 31, 1998, March 31, 1999, and June 30, 1999; the 1998 Annual Report to its shareholders valued at December 31, 1998. CTG provided the following financial statements on behalf of CNG: CNG Audited Financial statements dated September 30, 1998; CNG Annual Report to CT DPUC dated September 30, 1998 (i.e., FERC Form No. 2).

                                             Docket No. 99-08-09          Page 8

FINANCIAL RATIO                    BEFORE MERGER                       AFTER MERGER
                      -------------------------------------  --------------------------------
                                                                                       CNG
                           EEC             CTG        CNG    EEC/CTG   Combined (a)  Only (b)
                      --------------  -------------  ------  --------  ------------  --------
Interest Coverage
(Pre tax). . . . . .           3.88           2.61    3.53      3.70          2.89      3.53
--------------------  --------------  -------------  ------  --------  ------------  --------
Interest Coverage
(After tax). . . . .           2.78           1.95    2.35      2.64          2.12      2.35
--------------------  --------------  -------------  ------  --------  ------------  --------
Fixed Charge
Coverage (Pre tax) .           3.60           2.59    3.49      3.46          2.70      3.49
--------------------  --------------  -------------  ------  --------  ------------  --------
Fixed Charge
Coverage (After tax)           2.58           1.94    2.32      2.47          1.99      2.32
--------------------  --------------  -------------  ------  --------  ------------  --------
Cash Flow
Coverage . . . . . .           3.21           1.70    2.34      3.03          2.09      2.34
--------------------  --------------  -------------  ------  --------  ------------  --------
Total Debt to
Total Equity . . . .           89.5%         165.0%  102.5%     94.1%        124.6%    102.5%
--------------------  --------------  -------------  ------  --------  ------------  --------
Total Debt to
Total Capital. . . .           46.7%          62.1%   50.5%     48.0%         54.3%     50.5%
--------------------  --------------  -------------  ------  --------  ------------  --------

Notes:
     (a)     Reflects  the performance of EEC combined with CTG, CEC, and Central Maine Power
Group.
     (b)     Indicates  the  postmerger  performance  of  CNG  on  a  stand-alone  basis.

                                              Source:  Late Filed Exhibit No. 6.

     EEC states that CNG would be operated as a separate LDC subsidiary of CTG, and would maintain its own separate capital structure for ratemaking purposes after the proposed merger is completed. CNG would continue to perform its own long-term debt financing based upon its own credit rating. Presently, there is no change planned to CNG's debt level. EEC does not expect to establish a formal intercompany borrowing arrangement with CNG except for a possible short-term liquidity facility, if cost effective. Response to Interrogatory
GA-8;  Tr.  10/20/99,  pp.  200-202;  206  and  207.

     EEC indicates that goodwill would not be incorporated into CNG's ratemaking capital structure for the purpose of calculating the weighted average cost of capital (WACC). Consequently, the Company's ratemaking capital structure will not change as a result of the Merger. Response to Interrogatory GA-9; Tr. 10/20/99, pp. 231-232. The table below depicts CNG's capital structure both before and after the proposed merger.

COMPONENT             BALANCE ($000)   PERCENT    COST   WEIGHTED COST
--------------------  ---------------  --------  ------  --------------
Short-term debt. . .                0        0%   6.35%              0%
--------------------  ---------------  --------  ------  --------------
Long-term debt . . .          137,000       49%   8.05%           3.93%
--------------------  ---------------  --------  ------  --------------
Preferred Stock. . .              879        0%   6.93%           0.02%
--------------------  ---------------  --------  ------  --------------
Common Equity. . . .          142,704       51%  10.76%           5.47%
--------------------  ---------------  --------  ------  --------------
Total Capitalization  $       280,583                             9.42%
--------------------  ---------------                    --------------

                                     Source:  Response  to  Interrogatory  GA-9.

                                             Docket No. 99-08-09          Page 9

     Recently, NYSEG received a credit rating upgrade by Moody's Investors Service (Moody's) from Baa1 to A3 and an upgrade of its senior secured debt by Standard and Poor's from BBB+ to A. Application, p. 19. Both Fitch IBCA and Moody's confirmed NYSEG's credit rating following the Merger announcement with CTG., and Moody's confirmed NYSEG's A3 for NYSEG's senior secured debt on June 30, 1999. Late Filed Exhibit No. 5.(8) Tr. 10/22/99, pp. 295-297. Furthermore,
Moody affirmed CNG's A3 senior unsecured debt rating on June 30, 1999. Late Filed Exhibit No. 5. EEC believes its financial health is strong based upon NYSEG's credit rating upgrade. Application, p. 19.

     Overall, EEC believes that the Merger has been structured such that CTG would be able to maintain its autonomy from EEC's other subsidiaries and insulate CNG from these entities. For example, EEC states that it would maintain a separate capital structure for CTG and CNG. Additionally, the organizational structure would provide for separate lines of responsibility and separate management. EEC believes that retaining local management is another means to provide autonomy for the different operating subsidiaries. Tr. 10/22/99, pp. 280-281. Since CNG would operate as a separate subsidiary, its financial risk and credit ratings are not expected to change. Response to Interrogatory GA-27.

2.     DIVIDEND  PAYMENTS

     Currently, CNG pays up to 90% of its earnings dividends to CTG in accordance with the provisions of the Decision dated November 27, 1996, in Docket No. 96-09-10, Application of Connecticut Natural Gas Corporation and CTG
                      ----------------------------------------------------------
Resources,  Inc.  for  Approval  of  Reorganization  and  Formation of a Holding
--------------------------------------------------------------------------------
Company.  CTG's  unregulated  subsidiary,  TEN  is  required  to pay 100% of its
-------
earnings to CTG as dividends. EEC does not propose to change the Department's requirement limiting CNG's dividend payment. Currently, CNG's earnings are substantially higher than TEN's. Consequently, CNG provides funding for the majority of CTG's shareholder dividends, but it is expected that TEN's earnings will increase over the next few years as its unregulated activities are expected to increase. Responses to Interrogatories GA-19 through GA-23 and GA-25; Tr. 10/22/99, pp. 259-275, 372-374. EEC indicates that the only dividend transfer change that would occur is that CTG's earnings cash flow from its subsidiaries would flow to EEC. Although the dividend transferring arrangement has not been formalized, EEC states that this arrangement would be very similar to the current process CTG utilizes. EEC indicates that capital would be allocated back to the subsidiaries to ensure that public utility responsibilities are met. Tr. 10/22/99, p. 262.

III.     DEPARTMENT  ANALYSIS

     Pursuant to Conn. Gen. Stat. SS16-47(a) and 16-47(d), the Department regulates the control and acquisition of a public service company. The Department takes into consideration the following guidelines in its evaluation of a proposed buyer's suitability to own a local gas distribution company:

-----------------------------
8.  Fitch  IBCA  affirmed  NYSEG's  A-  credit  rating  on  November  5,  1999

                                             Docket No. 99-08-09         Page 10

In each proceeding on a written application submitted under said subsection (b) or (c), the department shall, in a manner which treats all parties to the proceeding on an equal basis, take into consideration (1) the financial, technological and managerial suitability and responsibility of the applicant,
(2) the ability of the gas, electric, electric distribution, water, telephone or community antenna television company or holding company which is the subject of the application to provide safe, adequate and reliable service to the public through the company's plant, equipment and manner of operation if the application were to be approved.

                                                      Conn. Gen. Stat. S16-47(d)

     Specifically, the Department must determine the suitability of the proposed buyer. The buyer must have the level of experience and technological expertise to enable it to assume the ownership and management and exert control over the company to be purchased. The acquiring company must be able to provide adequate service to the customers of purchased company.

     OCC expressed concern that there is no defined relationship between Energy East and its affiliates, nor does Energy East plan to define that relationship in the future. Further, it cannot be determined if there is sufficient protection against cross-subsidization of the parent and the non-regulated entities by the monopoly regulated entity. Larkin PFT, p. 23. Therefore, the OCC believes that this Application should be denied based upon its contention that competition would be reduced and the Applicants do not have a definitive affiliated transaction agreement. OCC Brief, pp. 2, 5, 14-16 and 23-25.

A.     FINANCIAL  SUITABILITY  OF  ENERGY  EAST

     EEC stated that its total operating revenues in 1998 were $2.5 billion, up 15% from the 1997 level of $2.17 billion. Net income was $194 million in 1998, up 11% from $175 million in 1997. Assets were valued at $4.9 billion, as of the end of 1998. Earnings per share were also up to $1.50 in 1998, an increase of 18% compared to earnings per share of $1.29 in 1997. Additionally, NYSEG's successful auction of its coal-fired generation facilities resulted in significant gains that eliminated stranded costs, including nuclear costs. NYSEG's nuclear operating risk and the risk of increasing decommissioning costs would also be eliminated as a result of the recently announced sale of NYSEG's 18% ownership in the Nine Mile 2 nuclear facility to AmerGen. Application, pp. 18-19.

     In evaluating the appropriateness of the Merger, the Department must determine if the applicant possesses the financial resources to ensure that CNG would be able to implement any future capital improvements and ensure future regulatory compliance under EEC's stewardship. The Department reviewed the pro forma impact of the proposed merger on EEC's and CNG's capital structure and on the leading financial ratios of both entities and finds that the proposed merger should not change these significantly. (See Section II. D. 1). The Department finds NYSEG's recent credit upgrade and the postmerger confirmation of the upgrade as an indicator of EEC's financial health. The Department believes the proposed acquisition should not pose a hindrance to EEC's and CNG's future financial flexibility.

                                             Docket No. 99-08-09         Page 11

     Overall, the Department believes EEC is in a strong financial position that makes it well suited to acquire CTG based upon its recent credit upgrade and the significant cash infusion from its sale of generating assets. Based on the record in this proceeding, the Department finds that EEC has the financial suitability to acquire and control CTG and to provide adequate service to CNG's customers.

B.     TECHNOLOGICAL  AND  MANAGERIAL  SUITABILITY  OF  ENERGY  EAST

     To determine the technological and managerial suitability and responsibility of Energy East to exercise control over CTG and CNG, the Department considered the operation of Energy East's largest subsidiary, NYSEG. The NYSEG electrical system presently provides open access transmission and distribution to large commercial and industrial customers. As of August 1, 1999, all customers are able to choose their own electrical supplier and have the transmission and distribution service provided by NYSEG. The natural gas system has provided transportation services for large commercial and industrial customers since 1986 and for all customers since 1996. At the present time, approximately 38% of the throughput of the gas system is third-party gas, i.e., gas purchased by customers from someone other than NYSEG and transported by NYSEG from the city gate to the end user. Bonner PFT, p. 3.

     The Applicants indicated that, as of year 1998, NYSEG gas system consisted of 55 miles of high-pressure pipeline, 400 miles of transmission pipeline, 4,000 miles of main, 3,200 of services and 1,199 regulator stations. NYSEG receives its gas at 85 separate delivery points and continues to add new delivery points each year as it expands its service territory. In the past four years NYSEG has instituted service to 25 new franchise areas in the state of New York. Bonner PFT, p. 3.

     The Applicants also indicated that NYSEG has a restructuring agreement with the New York Public Service Commission that provides the framework for the affiliate rules, cost allocations and code of conduct. Applicants' Brief, p.
18. In addition, NYSEG's accounting procedures manual specifies the manner for avoiding any risk of preferences, discrimination or subsidies with respect to the regulated and non-regulated affiliates. There has been no violation of these affiliate and cost accounting rules nor has any evidence been introduced that asserts anything but proper compliance by Energy East and its affiliates. Applicants' Brief, p. 18.

     NYSEG operates its gas operations based on an operation manual that meets and exceeds the safety code requirements of New York State and the U.S. Department of Transportation, and that it responds to reports of gas leaks within 60 minutes or less 99.8% of the time. NYSEG operates its own meter-testing lab with state-of-the-art equipment and has a gas training department. The gas business unit of NYSEG holds firm transportation on 11 pipelines and has contracted for storage on three pipelines. NYSEG also owns and operates the only high deliverability salt storage field in the Northeast, located at Seneca Lake New York. Id.; Application, Exhibit 2.
                                       --

                                             Docket No. 99-08-09         Page 12

     The Department believes that Energy East has operated NYSEG safely and effectively. Its access to the supply of firm gas on 11 pipe lines, storage on three pipe lines, along with its access to its salt storage field, will benefit ratepayers by diversifying the existing gas supply. CTG and CNG will remain subject to the orders in Docket No. 96-09-10, Application of the Connecticut
                                                  ------------------------------
natural  Gas  Corporation and CTG Resources, Inc. for Approval of Reorganization
--------------------------------------------------------------------------------
and  Formation  of  a Holding Company, dated November 27, 1996.  EEC stated that
-------------------------------------
its subsidiary, NYSEG, would lend its managerial talent and efficiency to the merged company. CNG would continue to work as an autonomous operating unit within the Energy East enterprise yet have the benefit of the larger pool of managerial talent for strategic leadership of the enterprise and operating subsidiaries. Response to Interrogatories GA-42 and GA-48.

     The Department believes that the managerial expertise and gas industry acumen of Energy East officers make them excellent candidates as partners in this Merger. Based on the above-cited record, the Department finds that Energy East has the technological and managerial suitability to acquire control of CTG. Further, the Department is pleased that EEC would retain the services of several of CNG's top managerial level employees and would honor union contracts through their current negotiated date of December 2001. Although EEC has indicated that no employee layoffs are planned, the Department is concerned about the non-union and managerial employees not covered by a negotiated employment agreement. The Department urges EEC to make every effort to avoid involuntary employee reductions using attrition and work force retraining.

C.     SAFE,  ADEQUATE  AND  RELIABLE  SERVICE

     During the course of this proceeding, the Applicants testified about their plans to improve and enhance customer service following the merger. These improvements would result from utilization of the Applicants' best operational practices such as call center operations and customer service improvements, including the upgrading of equipment and products and service offerings. Response to Interrogatory CA-1.

     CNG's customers would have access to NYSEG's monitoring systems such as its Overall Customer Satisfaction Index (OCSI) for managing and measuring customer service operations. The major categories of OCSI include Customer Satisfaction as measured by a survey of customers who have recently contacted the Company and Call Center Responsiveness that indicates how long a customer waits in queue. Another category is Service Call Responsiveness that includes a four-hour appointment window to respond to service calls. Response to Interrogatory CA-12b. Additionally, NYSEG's Service Quality Performance Mechanism gauges customer service performance regarding customer satisfaction, call center and service call responsiveness. However, the Applicants have not determined how and when they would implement OCSI, NYSEG's Call Center Responsiveness practices, and Service Quality Performance Mechanism. Response to Interrogatory CA-12a. Additionally, an independent survey entitled "Customers Discuss NYSEG" rates customer satisfaction. Response to Interrogatory CA-4. It has not been determined what best NYSEG customer service practices CNG would use to ensure a better quality of service and quicker Company responses. Response to Interrogatory CA-1.

     The Applicants stated that CNG customers would benefit from NYSEG's centralized call center that features advanced call center operations and information technology. Response to Interrogatory CA-5a. By implementing NYSEG's operational best practices to meet the needs of CNG's customers, CNG would be equipped to address concerns more thoroughly and expeditiously. Application, p. 21. However, no assessment regarding the application of NYSEG's operations and technology to CNG's customer service operations has taken place to date nor has evidence been entered into the record to substantiate these expectations. Response to Interrogatory CA-5c. The Applicants indicated that the implementation of NYSEG's technology has resulted in it obtaining the lowest customer complaint rate of any utility in the state of New York and an 85% customer satisfaction rating. Application, p. 21. NYSEG also offers customers the option to use the Internet for gas pricing information. Response to Interrogatory CA-5a.

                                             Docket No. 99-08-09         Page 13

     The Department reviewed the Applicants' responses to interrogatories regarding customer service practices and its policies and procedures. The Department finds that the Applicants' customer service practices and policies and procedures are adequate and allow for the efficient and timely handling of customer complaints and inquiries. CNG will be directed to submit to the Department, for review and approval, any proposed changes to its billing format, customer service policies and procedures at least 10 business days prior to implementation.

     OCC believes that the Applicants have been unable to point to any tangible and identifiable benefits that ratepayers would receive. OCC states that the Applicants have demonstrated that regardless of what happens to ratepayers, corporate officers and managers would benefit substantially as a result of this Merger. OCC argues that this is not a valid reason for allowing public service companies in Connecticut to be acquired or merged into other companies.
Further, OCC takes the position that there are no compelling benefits to ratepayers that would require the Department to approve the merger. OCC Brief, pp. 26-29.

     Throughout the proceedings, the Applicants responded to interrogatories and offered testimony regarding the benefits to be derived from the merger. However, the Applicants only made reference to plans for implementing their best customer service practices that would create such benefits as reduced response time to customer inquiries and complaints. Additionally, the Applicants offered no listing of what the best customer service practices are and in what time frame they would be implemented. No evidence was entered into the record to support the conclusion that the benefits would occur. The Department is concerned that the Applicants have not attempted to quantify customer service benefits to ratepayers at this time. Therefore, the Department will require that the Applicants file a report that identifies and quantifies realized and potential customer service benefits.

     Energy East plans to manage CNG as an autonomous operating company enabling local CNG management to continue to make business decisions. Response to Interrogatory CA-11b. CNG would continue to be headquartered in Hartford and its management and operations would remain under local control. Energy East stated that it has no intentions of changing the location of CNG's headquarters, management, or operations. Rude Testimony, p. 8. Customer service business decisions made by CNG would be executed as they have been in the past. CNG would not eliminate the present process by which the Department addresses customer inquiries and disputes. CNG indicated that it will review and investigate disputes and forward its findings to the Department.

                                             Docket No. 99-08-09         Page 14

D.     TRANSACTION  NEGOTIATIONS  AND  PRICE

     As discussed in Section II.C.2, CTG obtained the services of PaineWebber to determine its value and establish whether the proposed transaction was fair to its shareholders from a financial point of view. EEC's agreement with CTG indicates that the total value of the transaction to CTG's shareholders is $354.6 million, which represents approximately 2.65 times CTG's book value. Based upon PaineWebber's analysis, CTG is confident that the negotiated purchase price is fair to its shareholders.

     The Department reviewed the analyses performed by PaineWebber and determines that the methodologies it employed are consistent with financial techniques utilized in company valuation. The table below provides a summary of PaineWebber's analytical results:

ANALYTICAL TECHNIQUES                                  RANGE INDICATED     INDICATED RESULTS
---------------------------------------------------  -------------------  -------------------

CTG Comparables Analysis-
Book Value of Equity (a). . . . . . . . . . . . . .      1.38x to 2.08x   1.62x and 2.12x (b)
---------------------------------------------------  -------------------  -------------------
EEC Comparables Analysis-
Book Value of Equity (a). . . . . . . . . . . . . .      1.36x to 2.33x             2.01x (c)
---------------------------------------------------  -------------------  -------------------
CTG Comparables Mergers and Acquisitions Analysis-
Book Value of Equity. . . . . . . . . . . . . . . .     1.06 x to 3.08x                2.60x
---------------------------------------------------  -------------------  -------------------
CTG DCF Analysis-EBITDA . . . . . . . . . . . . . .     6.50x to  8.50x                 8.6x
---------------------------------------------------  -------------------  -------------------
CTG DCF Analysis-EBIT . . . . . . . . . . . . . . .     10.00x to12.00x                12.6x
---------------------------------------------------  -------------------  -------------------
Premiums Paid Analysis
One Day . . . . . . . . . . . . . . . . . . . . . .  30.6% and 26.9% (d)                60.4%
---------------------------------------------------  -------------------  -------------------
Premiums Paid Analysis
One Week. . . . . . . . . . . . . . . . . . . . . .      36.6% and 31.7%                60.4%
---------------------------------------------------  -------------------  -------------------
Premiums Paid Analysis
One Month . . . . . . . . . . . . . . . . . . . . .      45.5% and 36.9%                70.4%
---------------------------------------------------  -------------------  -------------------
Pro forma Merger Analysis . . . . . . . . . . . . .                  NA                   NA
---------------------------------------------------  -------------------  -------------------

Notes:
  a.   The Comparables Analysis for CTG and EEC provides the Book Value of Equity analysis as an  example  of  the  analyses  preformed.
  b.   CTG  Comparables  Analysis  is  dated  5/28/99  and  6/25/99,  respectively.
  c.   EEC  Comparables  Analysis  is  dated  6/25/99.
  d.   Premiums  Paid  Analyses  range  provides  mean  and  median  purchase price per share premiums  paid  compared  to  CTG's  closing  stock  price  prior to the Merger announcement.

                                     Source:  Application, Exhibit 2, pp. 38-42.

     The Department finds that the CTG Comparables Analysis clearly shows that the ratio of purchase price to book value for CTG is slightly above the indicated range (i.e., 2.12x vs. 2.08x upper end of the range). The DCF
Analyses, based upon EBITDA and EBIT, also show the transaction is somewhat higher than the indicated ranges. Similarly, the Premiums Paid Analysis show that CTG's closing stock price earned a substantial premium subsequent to the public announcement of the Merger as compared to the 105 non-financial merger transactions reviewed. Lastly, PaineWebber concluded that based upon its Pro Forma Merger Analysis, the Merger would dilute EEC's EPS and increase its cash flow. These results clearly show the Merger would benefit EEC shareholders through enhanced earnings and cash flow.

                                             Docket No. 99-08-09         Page 15

     The Department finds that based upon the above table and analyses that CTG is in the upper end of analytical ranges developed by PaineWebber. The Department believes that CTG negotiated a very good deal for its shareholders and that the negotiated share price of $41 is well within the range of reasonableness. However, the Department finds that the higher negotiated share price yields a larger amount of goodwill and a high acquisition premium.(9) The Department believes that that CTG's superior negotiations for its shareholders should not translate into additional costs to be borne by ratepayers. See
Section  III.  F.  below.

E.     GOODWILL  AND  ACQUISITION  PREMIUM

     Under GAAP accounting standards, there are two ways to account for a merger, (1) the Purchase Method, and (2) the Pooling of Interest Method (Pooling Method)(10). EEC indicated that the Merger must be accounted for under the Purchase Method, since it violates several of the 12 conditions that must be met to qualify under the Pooling of Interests method of accounting or Pooling Method. Consequently, the transaction includes goodwill of approximately $227.3 million for CTG, which is calculated, as follows:

                                          ($000)
                                       ---------
Purchase Price. . . . . . . . . . . .  $354,600
Transaction Costs . . . . . . . . . .     6,500
                                       ---------
Total Transaction Cost (a). . . . . .  $361,100

CNG Subsidiary-Book Value . . . . . .  $122,200
Non-utility Subsidiaries--Book Value.    11,600
                                       ---------
Total CTG--Book Value (b) . . . . . .  $133,800

Total Goodwill (a) less (b) . . . . .  $227,300
                                       ---------

       Source:  Response to Interrogatory GA-54; Late Filed Exhibit No. 3, p. 3;
                                                      Tr. 10/22/99, pp. 322-324.

-----------------------------
9. Goodwill is the excess of the cost of a business acquisition accounted for by the purchase method of accounting over the fair value of its net assets. Acquisition premium is the difference between the cost of the utility plant and its original cost less the utility plant's depreciation, depletion and amortization. Late Filed Exhibit No. 3, pp. 5 and 6.
10. The Pooling Method has 12 specific conditions that are classified into three broad categories: attributes of the combining companies, conditions relating to the exchange and absence of planned transactions. To qualify for the Pooling Method all 12 conditions must be met. For instance, EEC indicate that one of the criteria is that no more than 10% of the common stock of the acquired company may be purchased for cash. In this case, EEC is purchasing 55% of CTG's common stock with cash. Consequently, the Pooling Method is not acceptable. Response to Interrogatory GA-52; Tr. 11/16/99, pp. 669 -673; Late Filed Exhibit No. 3, Attachment D.

                                             Docket No. 99-08-09         Page 16

Based upon the present asset allocation of CTG between CNG and the Non-utility Subsidiaries (NUS), 91.33% or $207.6 million of the goodwill would be allocated to CNG with 8.67% or $19.707 million to NUS.

     The Applicants state that the $227.3 million is an estimate and does not require that a journal entry be made to consummate the Merger. However, upon completion of the Merger, EEC believes that under GAAP, it is required to reflect the goodwill on the books of CNG and NUS. According to EEC, the steps to account for a Purchase Method business combination are as follows:

1.  Determine  purchase  price.
2.  Determine  the  transaction  costs.
3.  Identify  all  assets  acquired and liabilities assumed for each subsidiary.
4.  Value  those  assets  acquired  at  fair  value.
5. Value those liabilities assumed at present value of the amounts expected to be paid.
6.  Determine  the  amount  of  goodwill,  if  any.
7.  Allocate  remaining  goodwill  to  utility  subsidiary.

                                           Late  Filed  Exhibit  No.  3,  p.  2.

     EEC plans on having an independent consultant conduct a fair market value assessment in accordance with GAAP to determine the fair market value of CNG's and NUS's assets and liabilities. The consultant's study would be conducted at or near the closing date of the transaction. Once the consultant's study is completed, EEC would revalue the assets and liabilities of CTG to fair market value, determine the amount of goodwill, if any, and then allocate the goodwill to its subsidiaries, CNG and NUS. Consequently, the actual amount of goodwill allocable to CNG would not be determined until the closing date. Responses to Interrogatories GA-9 and GA-29; Tr. 10/20/99, pp. 211-220; Tr. 10/22/99, pp.
255-258; Tr. 11/16/99, pp. 673-680; Late Filed Exhibit No. 3. Based upon the advice of Arthur Andersen, LLP and Price Waterhouse Coopers, (Auditors), the Applicants believe that the difference between net assets purchased and the cost to the purchaser must be recorded in Account 114 of the Department's Uniform System of Accounts (USA).(11) Response to Interrogatory GA-9; Late Filed Exhibit No. 3, pp. 3 and 4; Tr. 10/22/99, pp. 254-255, 391-392.

     CNG indicates that the goodwill should be amortized over a 40-year period based upon GAAP standards. Response to Interrogatory GA-52. CNG did not request that the amortization of the goodwill be included in the rate base for the purpose of establishing customer rates. However, the Applicants have indicated that they believe the goodwill amortization should be included in calculating net income and in determining rate of return on equity (ROE) in the proposed earnings sharing mechanism for CNG's next rate case. Response to Interrogatory GA-9; Late Filed Exhibit No. 3.

-----------------------------
11. The auditors are Arthur Andersen, LLP for EEC and Price Waterhouse Coopers, LLP for CTGR. Comfort Letters from both Auditors indicate that nothing has come to their attention to preclude the proposed merger transaction. Late Filed Exhibit No. 4.

                                             Docket No. 99-08-09         Page 17

     OCC believes CNG should not be permitted to add the acquisition premium to rate base or to amortize the goodwill expense as an above-the-line expense in CNG's forthcoming rate case. Furthermore OCC indicates it would be unfair for ratepayers to pay for any of the costs associated with the proposed merger. OCC Brief, p. 21.

     The Department reserves the right, in a future proceeding, to make a decision on the acquisition premium and goodwill amortization of the $207.6 million expected to be placed on CNG's books since the revaluation has not occurred. The Department notes that historically it has not allowed recovery of purchase price premiums and goodwill adjustments to rate base. Therefore, the Department advises the Applicants that proceeding with this transaction with the expectation that the Department will approve the Company's acquisition premium recovery as described in this proceeding is speculative at best.

F.     TRANSACTION  COSTS

     The current estimate for EEC and CTG's total transaction costs for the proposed merger is below.

EEC  Transaction  Fees
----------------------

Legal Fees                        $1.6 million
Financial Advisor                          3.7
Printing and Filing Fees                   0.2
Accounting Fees                            0.1
Bonuses                                    0.4
Other consulting and merger
related costs                              0.5
---------------------------       ------------

     Total Current Estimate  $6.5 million

                          Source:  Responses to Interrogatories GA-46 and GA-54.

CTG  Transaction  Fees
----------------------

Investment Banking Fees                          $3.475 million
Legal Fees                                                0.700
Accounting Fees                                           0.160
Restricted and Performance Stock                          0.800
Printing, Filing and Solicitation                         0.145
Fees and Refinancing Costs                                0.170
Out of Pocket                                             0.050
---------------------------------                --------------

     Total Current Estimate                      $  5.5 million


                                      Source:  Response to Interrogatory OCC-14.

                                             Docket No. 99-08-09         Page 18

     The  Applicants  state  that  the investment banker fees are based upon the schedule incorporated in the PaineWebber contract with CTG. The restricted stock and performance stock awards are based on the number of shares that are estimated to vest at the time of closing. All other costs are based on the information available at the time the proxy was filed with the SEC. Response to Interrogatory OCC-14. Through the end of August 1999, CTG has incurred approximately $2.6 million of transaction costs related to investment banking fees, SEC filing fees, legal fees and accounting fees. CNG would not seek recovery of the transaction costs from ratepayers. Responses to Interrogatories GA-63 and OCC-7.

     EEC's $6.5 million transaction costs are incorporated into the calculation of the goodwill/acquisition premium described in Section III. F. The Department concurs with CNG's position that the transaction costs should not be recovered from ratepayers. The Department will address the acquisition premium and goodwill issues in a future CNG ratecase.

G.     COMPETITIVE  MARKET  ISSUES

     OCC's witness, Dr. John Wilson, asserts that the proposed merger would reduce competition in the state. Wilson PFT, pp. 4-7; Tr. 11/3/99, pp. 485-487, 500 and 501. Dr. Wilson indicates that combined CTG and CEC would have more than 60% of natural gas service in Connecticut. Wilson PFT, p. 6. Dr. Wilson conducted a Herfindahl-Hirschman Index (HHI) study, which is the U.S. Justice Department and Federal Trade Commission (DOJ/FTC) recommended measure for market concentration that results from a merger. The HHI is computed by summing the squares of each firm's percentage of market share. This conclusion was reached by calculating a postmerger HHI showing an increase of approximately 2,000 points resulting in a postmerger HHI of more than 5,000. Wilson PFT, pp. 7, 17 and 18; Tr. 11/3/99, pp. 491-496 and 503-505. According to Dr. Wilson, the DOJ/FTC's Merger Guidelines presume that a merger that results in a postmerger of HHI greater than 1800 and increases HHI by more than 100 would create or enhance market power. Wilson PFT, p. 8; Exhibit JWW-1; Late Filed Exhibit No. 11; Tr. 11/3/99, pp. 498-499.

     OCC's witness also conducted a regression analysis to determine whether increasing firm size would lead to greater efficiency and lower costs.(12) Dr. Wilson found that larger utilities do not necessarily produce efficiencies. Also, a larger utility holding company structure is less efficient than a smaller company if per unit costs is the measure of efficiency. Wilson PFT, pp. 26 and 27; Exhibit JWW-2; Late Filed Exhibit No. 12; Tr. 11/16/99, pp. 636-653 and 656.

     Based upon the HHI and regression analyses, OCC concludes that the Merger results in an unacceptable level of gas market concentration by EEC as the parent. OCC Brief, p. 7. OCC believes that the Merger is anticompetitive and that the Department should deny it unless the merged company and its affiliates (i.e., both CNG and SCG) are ordered to exit the gas merchant business in Connecticut. Wilson PFT, pp. 30-32; Tr. 11/16/99, pp. 626-632; OCC Brief, p. 7.

-----------------------------
12. The regression equation is defined as: per-unit costs = a + b x retail sales + c x holding company + d x wholesale sales, where per-unit costs is total expenses/total MWh sales; retail sales equal total electric sales excluding sales for resale (MWh); holding company indicates whether or not a utility is part of a holding company; wholesale sales equals total sales for resale; and total expenses equal total operating expense in accordance with FERC Form 1, page 114, line 23.

                                             Docket No. 99-08-09         Page 19

     The Department has reviewed OCC's contention that the proposed merger would increase market concentration based upon postmerger HHI. HHI is typically used as a means to measure the level of increased market concentration after a merger for non-regulated industries. However, the Department does not believe HHI is useful in determining market concentration in a regulated industry, which is by definition, highly concentrated. The Department also reviewed the OCC witness' regression analysis and finds that it is not conclusive regarding the contention that holding companies have higher costs.(13) Relative to transportation, CNG, as well as SCG and Yankee Gas Services (YGS), each has a legal monopoly in its own franchise area. Each would maintain its exclusive franchise area and each would continue to be regulated by the Department post merger. In addition, transportation tariffs will still need approval by the Department.

     As for the gas commodity, there is currently competition in the commercial and industrial markets pursuant to Docket No. 97-07-11, DPUC Investigation into
                                                         -----------------------
Issues  Associated  with  the  Unbundling of Natural Gas Services by Connecticut
--------------------------------------------------------------------------------
Local  Distribution  Companies,  dated  July  23, 1998; and Docket No. 95-02-07,
------------------------------
Application  of  the  Connecticut  Natural  Gas Corporation for A Rate Increase,
-------------------------------------------------------------------------------
dated March 17, 1999. Currently, there are 62 natural gas sellers or marketers registered with the Department to do business in the state. Regarding residential gas service, there is currently no unbundled service available. As such, residential service is a legal monopoly subject to the Department's approval of all tariffs. Due to these factors, the Department believes this merger will have little effect on competition.

H.     ACCOUNTING  ISSUES  AND  SYNERGIES

     OCC recommends that the Merger be denied as presented for the following reasons: (1) the Applicants should be required to show a cost/benefit analysis and indicate how potential cost savings/synergies would be shared between the ratepayers and shareholders; (2) the Applicants should be required to enter a definitive affiliated transaction agreement, and (3) the CNG to CTG dividend policy should not be changed.(14) Larkin PFT, p. 31; Tr. 11/16/99, pp. 698-704 and 714-721.

-----------------------------
13. The regression equation's R-squared is 0.1303, indicating that only 13.03% of the variability in per unit costs is explained by the regression equation as a whole. Although the t-statistics of the regression model's coefficient terms are all significant at the 95% level, the R-squared is very low indicating the regression equation provides a poor explanatory relationship between per-unit costs and the holding company variable. Wilson PFT, Exhibit JWW-2; Late Filed Exhibit No. 12; Tr. 11/16/99, pp. 643-656.
14. OCC's witness recommends that the Department require EEC to comply with the NARUC Guidelines for Cost Allocations and Affiliate Transaction as a condition of the Merger. Late Filed Exhibit No. 14; Tr. 11/16/99, pp. 723-725.4

                                             Docket No. 99-08-09         Page 20

     The Department issued numerous interrogatories and conducted extensive cross-examination regarding potential Merger benefits. Response to Interrogatory GA-48; Tr. 10/22/99, pp. 342-355. The Applicants stated that Merger benefits to ratepayers cannot be quantified because studies that would examine potential cost savings, tax savings, reduction in capital needs and managerial efficiency have not been performed since the Merger is viewed as a strategic opportunity. Responses to Interrogatories GA-43, GA-48, and GA-50; Tr. 10/22/99, pp. 309-312 and 343-345. EEC indicates that synergies of approximately 5% of non-fuel Operation and Maintenance expense (O&M) are common based upon its discussions with investment bankers. Response to Interrogatory GA-47; Tr. 10/22/99, pp. 350-352; Applicants' Brief, p. 20. Although EEC indicates it would not hire consultants to perform synergy studies, it would review the best operating practices and implement these. Tr. 10/22/99, p. 346. EEC believes that management performance and not the consultant's studies provide synergies. Consequently, EEC's management is responsible for the Merger success or failure. Tr. 10/22/99, pp. 345-349.

     The Department is concerned that the Company's claim of Merger benefits has not been quantified at this time. The Department concurs with OCC and believes ratepayers should benefit from synergies that accrue from the Merger. The Department will require the Applicants to identify and quantify the potential costs and benefits from the Merger and provide a proposed sharing of the benefits in CNG's next rate case.

     The Department has also reviewed the cost allocation and affiliate transaction issue. Both CNG and NYSEG have formal Cost Accounting Manuals (CAM) and Codes of Conduct (COC). Responses to Interrogatories GA-15; GA-12, GA-13, GA-16 and GA-17. EEC is an exempt holding company under the Public Utility Holding Company Act PUHCA, and it is not required to comply with PUCHA regulations covering affiliate transactions. EEC indicates that if its holding company exemption is withdrawn, it would comply with PUHCA standards. Responses to Interrogatories GA-11 and GA-77. The Department believes the Merger would overlay an additional parent-subsidiary transaction level for CNG. Based upon the record, the Department will require EEC and CTG to adopt procedures for affiliate transactions. The Department recommends that the Company refer to the NARUC Guidelines for Cost Allocations and Affiliate Transactions, when developing the procedures.

I.     RATE  PLAN  ALTERNATIVE

     The Rate Plan Alternative (RPA) was described but not requested in the instant proceeding. The Department defers its ruling on this issue to the
Decision  in  Docket  No.  99-09-03,  Application  of  Connecticut  Natural  Gas
                                      ------------------------------------------
Corporation  for  a  Rate  Increase.
        ---------------------------

IV.     FINDINGS  OF  FACT

1. EEC is an exempt public utility holding company under PUHCA. CNG is a public service company pursuant to Conn. Gen. Stat. S16-1.

2. EEC is a non-operating holding company existing under the laws of the State of New York and has corporate offices in New York and Stamford, Connecticut.

-----------------------------
15. The CAM defines the cost allocation policies with their respective parent companies and the COC provides controls and programs to ensure transactions between regulated and unregulated subsidiaries are conducted at arms-length.

                                             Docket No. 99-08-09         Page 21

3.     EEC  was  formed  in  1997 and became the parent of NYSEG on May 1, 1998.

4. NYSEG is a regulated subsidiary of EEC whose primary income is derived from NYSEG.

5. EEC, acting through NYSEG, serves approximately 243,000 LDC gas customers in New York.

6.     CTG  is  a  holding  company  pursuant  to  Conn.  Gen.  Stat.  S16-47

7. CNG, formed in 1968, is the regulated gas subsidiary of CTG, whose primary income is derived from CNG.

8. CTG, acting through CNG, serves approximately 143,000 customers in Connecticut, has extensive experience in the LDC gas industry, and has made numerous regulatory filings before the Department.

9. EEC has agreed to acquire all of CTG's assets and liabilities through a merger agreement dated June 29, 1999.

10. Upon completion of the merger agreement, CTG would become a wholly-owned subsidiary of EEC and CNG would become an indirect, wholly owned subsidiary of EEC.

11. The merger agreement is valued at $354.6 million, consisting of approximately $195 million in cash and approximately $160 million common equity exchange.

12. The expected date of completion for the proposed transaction is mid-year of 2000.

13. EEC would retain the services of several CTG top managerial level employees and would honor union contracts through their current negotiated date of December 2001.

14. EEC would continue to employ CNG's current management, including the President and CEO in Hartford.

15.    CTG's  Board  of  Directors  would  be  retained  as  an  Advisory Board.

16. The Advisory Board would allocate $500,000 in annual charitable contributions, which ratepayers would not fund.

17. The Merger would be accounted for through the Purchase Method of Accounting, which creates goodwill on the acquiring company's balance sheet.

18. On or about June 25, 1999, CTG engaged PaineWebber to provide financial advisory services in connection with a possible merger.

19.    PaineWebber  recommends  that  the  Merger is fair to CTG's shareholders.

                                             Docket No. 99-08-09         Page 22

20.    PaineWebber  performed  several  financial  analyses  including: Selected
       Comparables Public Company Analysis, Comparables Mergers and Acquisitions Analysis, Discounted Cash Flow Analysis, Premiums Paid
       Analysis,  and  Pro  forma   Mergers  Analysis.

21. The Applicants proposed no changes to CNG's customer service policies and practices.

22. The Applicants provided few specifics regarding the non-financial, customer service benefits that CNG customers would receive following the merger.

23. EEC, through its affiliate NYSEG, has made numerous regulatory filings before the New York Public Service Commission.

24.    CNG  would  continue  to  perform  its  own  long-term  debt  financing.

25. NYSEG received a credit rating upgrade by Moody's from Baa1 to A3 and upgrade of its senior secured debt by Standard and Poor's from BBB+ to A.

26. Moody's affirmed NYSEG's A3 credit rating and CNG's A3 senior unsecured debt rating following the proposed merger announcement with CTG.

27. There is no change planned to CNG's debt level and no intercompany borrowing arrangements are planned between CNG and EEC.

28. Both Auditors' Comfort Letters indicate that nothing has come to their attention to preclude the proposed merger transaction.

29. EEC expects to allocate approximately $207.6 million in goodwill to CNG's books based upon GAAP standards.

30. CNG did not request the goodwill to be included in rate base for the purpose of establishing customer rates.

31. CTG would not seek recovery of transaction costs, which are expected to total $5.5 million, from CNG's ratepayers,

V.     CONCLUSION  AND  ORDERS

A.     CONCLUSION

     Based on the record in this proceeding, the Department hereby approves the acquisition of control of CTG Resources, Inc. by Energy East Corporation subject to the orders below. The Department also concludes that the merged entity: 1) will have the financial, technological, and managerial suitability and responsibility to provide service; 2) will possess the ability to provide safe, adequate and reliable service to the public through the public service company's plant, equipment and manner of operations; 3) will maintain the adequate and local accessibility to management and operations; 4) will increase the level of community investment through increased charitable contributions, 5) will maintain, and where economically justified, expand the gas infrastructure, and
6) will provide open, nondiscriminatory access to qualified gas suppliers. This approval is granted subject to the Applicants receipt of all required approvals from federal regulatory agencies.

                                             Docket No. 99-08-09         Page 23

B.     ORDERS

     For the following Orders, please submit an original and 12 copies of the requested material identified by Docket number, Title, and Order Number to the Executive Secretary.

1. Beginning January 19, 2000, and going forward, Energy East Corporation shall file with the Department, SEC Forms 10Q, 10K, 8K, quarterly stockholders report, and annual stockholders reports when available.

2. Beginning January 19, 2000, and going forward, CNG shall submit to the Department any changes to its billing format, customer service policies and procedures at least 10 business days prior to implementation.

3. Commencing June 30, 2000, and quarterly thereafter, CNG shall submit reports to the Department regarding the total number of complaints, broken down by complaint type, reported to CNG by its customers.

4. No later than June 30, 2000, EEC and CTG shall propose to the Department for approval, procedures for cost allocations and affiliate transactions to guide EEC's transactions with CTG.

5. No later than September 30, 2000, the Applicants shall notify the Department as to whether the Merger has or has not taken place and if so, that no material modifications were made to the terms and conditions of the Agreement.

6. No later than September 30, 2000, if the Merger takes place, the Applicants shall provide the Department with copies of all closing documents. If the Merger does not take place, the Applicants shall provide an explanation as to why it did not.

7. No later than September 30, 2000, the Applicants shall provide the Department with copies of all journal entries showing the change of control.

8. No later than September 30, 2000, the Applicants shall provide the Department with an exhibit showing the actual expenses, broken down by type, incurred by all parties for this Merger together with journal entries.

9. No later than September 30, 2000, CTG shall provide the Department with a copy of the Certificate of Merger filed with the Secretary of the State.

10. No later than October 1, 2000, CNG shall submit a report that identifies and quantifies ratepayer benefits, including customer service benefits, either achieved or expected to be achieved by the merger. The report shall include expense savings and infrastructure investments.

                                             Docket No. 99-08-09         Page 24

11. When available, the Applicants shall file with the Department the Decision from the SEC regarding the Merger.

12. CNG shall file with the Department any modifications to current cost allocation policies resulting from this Merger that affect CNG.

13. CNG shall maintain a rolling three-year written record of complaints received from its customers. The record shall include the name, address, telephone number, account number, nature of the complaint, and description of how it was resolved.

DOCKET  NO.  99-08-09     JOINT  APPLICATION  OF ENERGY EAST CORPORATION AND CTG
                          RESOURCES,  INC.  FOR  APPROVAL OF A CHANGE OF CONTROL

This  Decision  is  adopted  by  the  following  Commissioners:




                          Glenn  Arthur


                          Jack  R.  Goldberg


                          Linda  Kelly  Arnold





                             CERTIFICATE OF SERVICE
                             ----------------------

     The foregoing is a true and correct copy of the Decision issued by the Department of Public Utility Control, State of Connecticut, and was forwarded by Certified Mail to all parties of record in this proceeding on the date indicated.





     /s/ Louise E. Rickard                  January 19, 2000
     ---------------------                  ----------------
     Louise E. Rickard                      Date
     Acting Executive Secretary
     Department of Public Utility Control